Arthur J. Gallagher & Co.

The Gallagher Center

Two Pierce Place

Itasca, IL 60143-3141

August 4, 2006

Mr. Jim Rosenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Arthur J. Gallagher & Co.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the quarterly period ended March 31, 2006
File No. 1-9761

Dear Mr. Rosenberg:

We refer to your letter dated July 21, 2006 regarding your review of Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarterly period ended March 31, 2006 of Arthur J. Gallagher & Co. (Gallagher). We appreciate your efforts in the review of Gallagher’s filings and the comments provided. Set forth below is Gallagher’s response to your comments for such filings. To facilitate your review, the comments from your letter are set forth below in bold and our responses follow.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3: Investments, page F-29

Comment No. 1—Please explain to us why the use of installment sales method to account for the sale of partnership interests is appropriate. Please reference the authoritative literature you relied upon to support your accounting.

Applicable Authoritative Guidance

The primary source for guidance related to revenue recognition originates in SEC Staff Accounting Bulletins (Topic 13, which covers SAB 104 and its predecessor SAB 101).

Topic 13 states that “the accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the Staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB’s conceptual framework that contain basic guidelines for revenue recognition.” Statement of Financial Accounting Concepts No. 5, “Recognition and

Mr. Rosenberg

August 4, 2006

Measurement in Financial Statements of Business Enterprises,” is a part of the FASB’s conceptual framework and creates the foundation for determining the timing of revenue recognition.

Based on these guidelines, “revenue should not be recognized until it is realized or realizable and earned.” Concepts Statement 5, paragraph 83(b) states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” Paragraph 84(a) continues “the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery).” In addition, paragraph 84(d) states that “if services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”

According to Topic 13, the Staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

1. Persuasive evidence of an arrangement exists.

2. Delivery has occurred or services have been rendered.

3. The seller’s price to the buyer is fixed or determinable.

4. Collectibility is reasonably assured.

In some situations, the product or service has been delivered and/or the earnings process is complete, but the ability to collect the selling price is questionable and reliable estimates of the potential losses are not possible and, thus, the installment method is used to recognize revenue. The installment method recognizes a portion of the gross profit from the sale as cash is collected. The installment method is generally used in sales to third parties where payments are received over time.

Applicability to Gallagher

As disclosed in Gallagher’s notes to the consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, during the period from 2001 to 2004, Gallagher completed a number of sale transactions related to its ownership interests in several partnerships that own various levels of interests in synthetic coal (Syn/Coal) facilities. In addition, in 2000, Gallagher completed the sale of its interests in several investment partnerships that operate landfill gas (Biogas) facilities. All of these sale transactions/agreements contain provisions such that the sale proceeds will be received by Gallagher in quarterly payments over time through 2007 that vary with and are dependent on the qualified fuel production generated by the facilities under Section 29 of the Internal Revenue Code (IRC Section 29). The production generated by the facilities, and ultimately the sale proceeds to Gallagher generated by these transactions, is highly dependent on future events and conditions, including, among others, available coal stocks and prices, weather, plant operating capacities, oil prices and the actual levels of production by quarter. Gallagher cannot predict to what extent it will ultimately be able to benefit from the sales of its IRC Section 29-related Biogas and Syn/Coal facilities nor can Gallagher definitively estimate the revenues that these facilities will provide. As a result, Gallagher accounts for these Biogas and Syn/Coal operations that have been either partially or completely sold to third parties under the installment method, which requires that the net gains

Mr. Rosenberg

August 4, 2006

(computed as revenue generated from the production volume of the facilities less amortization of the bases of the assets sold) be recognized over time as a component of investment income.

The installment method of accounting for the sales of these partnership interests is appropriate and in accordance with the revenue recognition guidance provided above, due to the contingent nature of the flow of proceeds to Gallagher under these sales contracts. The payments under the sales agreements are only due if and when IRC Section 29-related synthetic fuel is being produced and sold by the partnerships. Each quarterly production period is trued up on an annual basis as the tax credit/production volume is published by the IRS after the end of the year. In addition, Gallagher’s installment sale accounting meets the realized or realizable and earned requirements of Topic 13:

1.	Persuasive evidence of an arrangement exists—the formal sales agreement.

2.	Delivery has occurred or services have been rendered—on a quarterly basis, based on the IRC Section 29-related Biogas and Syn/Coal production volume.

3.	The seller’s price to the buyer is fixed or determinable—based on the terms of the formal sales agreement.

4.	Collectibility is reasonably assured—payments are made on a quarterly basis, based on the IRC Section 29-related Biogas and Syn/Coal production volume and Gallagher has had no reason to believe that the counterparties would be unable to continue making such payments.

Comment No. 2—On page F-33 you disclose your settlement with Headwaters. Please provide us an analysis supporting your accounting of the $70 million payment to the existing license agreement to utilize Headwaters’ technology as a charge to operations as opposed to capitalizing it as an asset. In response, also tell us your rights and obligations under the modification, and explain how this payment and the $50 million settlement were negotiated together or otherwise related and dependent on each other.

On February 11, 2005, Gallagher lost a lawsuit with Headwaters Corporation (Headwaters) which resulted in an award of damages against Gallagher in the amount of $175.0 million. The lawsuit related to a dispute over a technology license related to two of Gallagher’s IRC Section 29 Syn/Coal production facilities. Prior to filing its first quarter 2005 Form 10-Q, Gallagher and Headwaters reached a compromise settlement in lieu of appeal. Terms of the settlement were negotiated simultaneously and agreement on each was required in order to reach resolution.

The first component consisted of a non-refundable cash payment of $50.0 million payable immediately by Gallagher to settle all historical disagreements.

Gallagher concluded that the $50.0 million non-refundable component must be immediately charged to operations. Gallagher applied the guidance found at Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies.” Paragraphs 8 and 9 of that statement relate to establishing and reporting loss contingencies that exist at a balance sheet date.

The second component related to modifying and extending Gallagher’s right to use Headwaters’ technology from the previous expiration date of December 31, 2007 to December 31, 2014. On May 1, 2005, Gallagher agreed to pay Headwaters a non-refundable (and non-contingent) cash payment of $70.0 million in January 2006 for this modification and extension.

Mr. Rosenberg

August 4, 2006

Gallagher concluded that the $70.0 million non-refundable component to modify and extend the license agreement from December 31, 2007 to December 31, 2014 failed the future cash flow tests prescribed by SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” paragraphs 16 to 19, and was deemed to be fully impaired. Therefore, the non-refundable obligation was immediately charged to operations. When evaluating its cash flow assumptions, Gallagher considered the following: (i) Gallagher believed it was not using the Headwaters technology, (ii) Gallagher could not reasonably expect to convert its facilities to use the Headwaters technology before December 31, 2007(1) (and Gallagher has not since converted its facilities), (iii) at that time, Gallagher could not expect that IRC Section 29 credits would be extended past December 31, 2007(1), (iv) Gallagher could not expect other laws to be passed by Congress that would allow similar future tax credits and (v) Gallagher could not expect that it would take the measures necessary to make it commercially viable (without future tax credits) to use the Headwaters technology in 2008 to 2014. It is also important to highlight that (i) while Gallagher has the right to use Headwaters’ technology, Gallagher has no obligation to use Headwaters’ technology and (ii) while Headwaters has the obligation to provide the technology to Gallagher, Headwaters has no right to force Gallagher to use the technology.

(1)	Note that December 31, 2007 is the IRS expiration date for Synthetic Coal production facilities to receive tax credits under IRC Section 29.

Comment No. 3—On a page F-38 you disclose your $8.5 million investment gain related to assets impaired in the first quarter 2003. Please provide to us your basis for the reversal of the individual components. Please include in your explanation the reasons for initially recording the charge, clarification of whether these charges were other-than-temporary impairments or reserves, and the basis for recording the gain during 2005. Please reference the appropriate accounting literature you relied upon to record the gain.

As described in Gallagher’s notes to the consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, Gallagher has a proactive process to evaluate its investment portfolio for indications of impairment. Below is a table detailing investment write-downs and recoveries. In summary, the vast majority of the write-downs represent other-than-temporary impairment estimates recorded in accordance with APB 18, paragraph 19(h), resulting from Gallagher’s impairment review process and were based on specific triggering events. Of the $8.5 million in recovery gains, virtually all of the gains ($7.7 million) resulted from work-out, restructuring and salvage-like recoveries and were recognized upon the receipt of cash consideration or the extinguishment of obligations related to the investments and, therefore, were not subject to estimation.

Mr. Rosenberg

August 4, 2006

Investment	Write-down/ Mark-to- Market Amount(1)	Recovery Gains	Detail of Recovery Gains
Orbis Online	$10.3	$0.6	Gain consists of $0.6 million in cash received on September 30, 2004 with corresponding gain recognized in the third quarter 2004.

Peachtree Franchise Finance	9.8	0.5	Gain consists of $0.5 million in cash received on December 29, 2004 with corresponding gain recognized in the fourth quarter 2004.

US Energy—

Unsecured Instruments	9.1	4.0	Gain consists of $1.0 million in cash received on April 8, 2004 with corresponding gain recognized in the second quarter 2004 plus $3.0 million in cash received on September 30, 2004 with corresponding gain recognized in the third quarter 2004.

Letter of Credit	2.0	2.0	Gallagher was released from its letter of credit effective when US Energy completed a restructuring. The gain was recognized in the first quarter 2004 when it was known that the loss contingency was eliminated.

Publicly Held Equity—SFAS 115 trading security, mark-to-market adjustments	3.5	0.8	Gain reflects increase in market value after US Energy completed a restructuring. Recorded in the first quarter 2004.

Secured Instruments	—	—	Gallagher did not write-down $5.0 million of US Energy’s secured senior debt instrument. Full recovery of that secured note occurred on April 8, 2004.

All other, net	—	0.6	Gain consists of $1.0 million in cash received from three investments at various times in 2004 with corresponding gains recognized in the same quarter in which cash was received. These gains were not related to investments previously written down. These gains were partially offset by two small loss transactions.

Total	$34.7	$8.5

Mr. Rosenberg

August 4, 2006

(1) Background on Write-downs

Orbis Online—This was a reverse auction start-up venture that failed to achieve its business plan and to which Gallagher was providing the vast majority of the venture’s financial support. During the third quarter 2002, Gallagher recognized a $10.3 million other-than-temporary impairment loss, which was primarily triggered from Gallagher halting substantially all funding to the venture. In the third quarter 2004, as part of its salvage and recovery efforts, Gallagher sold a portion of its ownership interest to an investor group for cash of $0.6 million.

Peachtree Franchise Finance—This was a commercial mortgage financing start-up venture, specializing in providing mortgage financing to various fast-food franchises, that failed to achieve its business plan and to which Gallagher was providing the vast majority of the venture’s financial support. Gallagher recognized other-than-temporary impairments totaling $9.8 million, of which $8.6 million and $1.2 million were recorded in 2002 and first quarter 2003, respectively. These impairments were primarily triggered by deterioration in Peachtree’s 2002 and 2003 operating results, an impairment loss related to the second lowest tranche of Peachtree’s bond portfolio that Gallagher held and the restructuring of a letter of credit guarantee provided by Gallagher on certain Peachtree instruments. On December 29, 2004, Gallagher received a $0.5 million cash payment as a result of its salvage efforts.

US Energy (USE)—Gallagher held a substantial amount of this public company’s debt instruments and equity interests. During the period from second quarter 2002 through first quarter 2003, Gallagher recognized several partial write-downs related to other-than-temporary impairments ($12.6 million in the aggregate) and recognized a loss of $2.0 million to reserve for letter of credit exposure, which were primarily triggered by a deterioration in operating results and cash flows. As part of its impairment review process, in April 2003, Gallagher met with USE’s management and (i) determined that USE’s business plan was not sustainable, (ii) determined that USE lacked the liquidity to repay its unsecured instruments and (iii) informed USE’s management that Gallagher intended to begin foreclosure proceedings on the USE non-public debt it held in order to protect its interests. Accordingly, when filing its first quarter 2003 Form 10-Q, Gallagher recorded (i) an other-than-temporary impairment loss of $9.1 million related to the unsecured instruments, (ii) a further mark-to-market loss of $0.3 million related to holdings of USE publicly held equity securities (Gallagher recognized a $3.2 million mark-to-market loss related to USE’s publicly held equity securities in third quarter 2002) and (iii) a $2.0 million reserve for the letter of credit exposure. Gallagher did not write-down $5.0 million of USE’s secured senior debt instrument.

During the summer and into the fall of 2003, USE presented Gallagher with several plans for a recapitalization and/or a sale of a substantial portion of its assets. In third quarter 2003, Gallagher agreed to delay the foreclosure process thereby giving USE time to execute their recapitalization plan. On April 8, 2004, USE completed a recapitalization and the sale of a substantial portion of its assets. Subsequently, Gallagher received in cash, a portion of the original unsecured instruments as full payment and was released from its letter of credit obligation which originally guaranteed a portion of USE’s debt.

Mr. Rosenberg

August 4, 2006

Note 17: Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements, page F-52

Comment No. 4—On a page F-58 you disclose your $73.6 million charge for contingent commission issues. You indicate that you have accrued for legal costs incurred and to be incurred to resolve these matters. Please provide to us in a disclosure-type format your policy for the accrual of legal costs expected to be incurred in connection with loss contingencies. Please see EITF D-77.

In response to the Staff’s comment, the following disclosure with respect to EITF D-77, “Accounting for Legal Costs Expected to be Incurred in Connection with a Loss Contingency” has been added to Gallagher’s Form 10-Q for the quarterly period ended June 30, 2006 (see Note 13 on page 27). In addition, this disclosure will be included in Gallagher’s future Form 10-K filings in the notes to the consolidated financial statements under Note 1 – Summary of Significant Accounting Policies.

Litigation—Gallagher is engaged in various legal actions related to claims, lawsuits and proceedings incident to the nature of its business. Gallagher records liabilities for material loss contingencies, including legal costs (such as fees and expenses of external lawyers and other service providers) to be incurred, when it is probable that a liability has been incurred on or before the balance sheet date and the amount can be reasonably estimated. Such contingent liabilities are not discounted. To the extent such losses and legal costs can be recovered under Gallagher’s insurance programs, estimated recoveries are recorded concurrently with the losses recognized. Significant management judgment is required to estimate the amounts of such contingent liabilities and the related insurance recoveries. In order to assess its potential liability, Gallagher analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters. As these liabilities are uncertain by their nature, the recorded amounts may change due to a variety of different factors, including new developments in or changes in approach, such as changing the settlement strategy as applicable to each matter.

Form 10-Q for the quarter ended March 31, 2006

Consolidated Financial Statements (Unaudited)

Notes to March 31, 2006 Consolidated Financial Statements (Unaudited)

Note 8: Stock Option-Based Compensation, page 18

Comment No. 5—Please provide to us in a disclosure-type format all of the disclosures required by paragraphs 64-65,84 and A240-242 of SFAS 123(R). Please see SAB Topic 14:H.

In response to the Staff’s comment, the disclosures presented below under the caption “8. Stock Option-Based Compensation” with respect to SFAS 123 (revised 2004) (SFAS 123(R)), “Share-Based Payment” and the accounting for stock option-based compensation have been added to Gallagher’s Form 10-Q for the quarterly period ended June 30, 2006 (see Note 8 on pages 19 to 22). In addition, these disclosures will be included in Gallagher’s future Form 10-K filings in the notes to the consolidated financial statements.

Please note that Gallagher adopted the accounting provisions of SFAS 123 on a prospective basis effective January 1, 2003 and, subsequently, SFAS 123(R) effective January 1, 2006. Accordingly,

Mr. Rosenberg

August 4, 2006

Gallagher has been including all of the required SFAS 123 disclosures related to stock option-based compensation expense in its Annual Report on Form 10-K since 2003. In addition, Gallagher has been including all of the required interim SFAS 123 disclosures related to stock option-based compensation expense in its quarterly Form 10-Q filings since 2004.

8. Stock Option-Based Compensation

At June 30, 2006, Gallagher has four stock option-based employee compensation plans. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares of Gallagher common stock at the date of grant. All options granted under the plans must be approved by the Compensation Committee of the Board of Directors (the Compensation Committee), which consists entirely of independent directors, within the meaning of the listing rules of the New York Stock Exchange.

Gallagher has incentive and nonqualified stock option plans for officers and key employees of Gallagher and its subsidiaries. Options granted under the incentive plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or, in the case of options granted on or before June 30, 2006, retirement (if the retirement eligible age requirement is met). Options expire ten years from the date of grant, or earlier in the event of termination of the employee (if the retirement eligible age requirement is not met). Prior to June 30, 2006, nonqualified options granted by Gallagher typically contained provisions where the vesting of the stock options accelerate to 100% on the employee’s retirement date if the employee met the retirement eligible age requirement.

In addition, Gallagher has a non-employee directors’ stock option plan, which currently authorizes 1,925,000 shares for grant, with Discretionary Options granted at the direction of the Compensation Committee and Retainer Options granted in lieu of the directors’ annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Compensation Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. Options granted under the non-employee directors’ plan contain provisions where the vesting of the stock options accelerates to 100% on the termination of the director.

Gallagher also has an incentive stock option plan for its officers and key employees resident in the U.K. The U.K. plan is essentially the same as Gallagher’s domestic employee stock option plans, with certain modifications to comply with U.K. law and to provide potentially favorable tax treatment for grantees resident in the U.K.

All of the aforementioned stock option plans provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of Gallagher as defined in the plan documents.

In 2003, Gallagher adopted the fair value method of accounting for employee stock options pursuant to SFAS 123, “Accounting for Stock-Based Compensation,” and SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, An Amendment of SFAS 123.” Prior to January 1, 2003, Gallagher applied the intrinsic value method as permitted under SFAS 123 and defined in Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” which excluded employee options granted at fair market value from compensation expense. Substantially all of the stock options currently outstanding have an exercise price equal to the fair market price at the date of grant and, therefore, under APB 25, virtually no compensation expense was recorded prior to January 1, 2003. The change to the fair value method of accounting was being applied prospectively to all stock option awards granted, modified, or settled after January 1, 2003 and to all employee stock purchases made subsequent to January 1, 2003 through participation in Gallagher’s employee stock purchase plan.

In 2004, the FASB issued SFAS No. 123 SFAS 123(R), which is a revision of SFAS 123. SFAS 123(R) superseded APB 25 and amended SFAS 95, “Statement of Cash Flows.” Generally, the approach to accounting for share-based payments in SFAS 123(R) is similar to the approach described in SFAS 123, which, Gallagher adopted on a prospective basis in 2003. However, SFAS 123(R) requires all share-based payments to employees,

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August 4, 2006

including grants of employee stock options (for all grant years), to be recognized in the financial statements over the shorter of the vesting period or the retirement eligible date of the participants based on their grant date fair values.

Gallagher adopted SFAS 123(R) effective January 1, 2006 using the modified-prospective method to account for share-based payments made to employees. The modified-prospective method is similar to the modified-prospective method described in SFAS 148. Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted on or after January 1, 2006 and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006 of SFAS 123(R) that remain unvested on the effective date.

Gallagher used the Black-Scholes formula to estimate the value of stock options granted to employees in 2005 and prior years and has continued to use this acceptable option valuation model in 2006. Because SFAS 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because Gallagher adopted SFAS 123 using the prospective method, which applied only to awards granted, modified or settled after the adoption date, compensation cost for some previously granted awards that were not recognized under SFAS 123 is now being recognized under SFAS 123(R). Beginning in 2006, Gallagher is applying the provisions of SFAS 123(R) to all unvested awards granted prior to the adoption of SFAS 123 (prior to January 1, 2003) for recognition of share-based payments to employees.

SFAS 123(R) requires that compensation cost be recognized for unvested awards over the period through the date that the employee is no longer required to provide future services to earn the award, rather than over the explicit service period. Accordingly, for 2006 and future stock option grants, Gallagher has adjusted its existing accounting policy to recognize compensation cost to coincide with the date that the employee is eligible to retire, rather than the actual retirement date, for all options granted. However, stock options granted after June 30, 2006 no longer contain the accelerated vesting upon retirement provision.

SFAS 123(R) also requires the benefits of tax deductions in excess of compensation amounts recognized for book purposes to be reported as a financing cash flow rather than as an operating cash flow as required previously. This change in presentation in the accompanying consolidated statement of cash flows has reduced net operating cash flows and increased net financing cash flows by $6.7 million for the six-month period ended June 30, 2006. SFAS 123(R) also requires any unearned deferred compensation and unearned restricted stock to be recorded as reductions in capital in excess of par rather than as contra equity accounts in stockholders’ equity as required previously. This change in presentation in the accompanying consolidated balance sheet has reduced capital in excess of par by $23.1 million and $19.8 million at June 30, 2006 and December 31, 2005, respectively, but had no impact on total stockholders’ equity as of either date.

During the three-month periods ended June 30, 2006 and 2005, Gallagher recognized $3.9 million and $2.0 million, respectively, of compensation expense related to its stock option plans and its employee stock purchase plan. During the six-month periods ended June 30, 2006 and 2005, Gallagher recognized $8.2 million and $4.2 million, respectively, of compensation expense related to its stock option plans and its employee stock purchase plan. In first quarter and second quarter 2006, Gallagher incurred $1.4 million and $1.4 million, respectively, of additional stock based compensation expense ($0.9 million and $0.9 million, respectively, after tax) due to the adoption of SFAS 123(R) related to the vesting in 2006 of options granted prior to January 1, 2003. Both basic and diluted net earnings per share were reduced by $.01 in first and second quarter 2006 due to the adoption of SFAS 123(R).

Mr. Rosenberg

August 4, 2006

For all periods presented prior to 2006, and for all options granted prior to January 1, 2003, Gallagher accounted for stock option grants under the recognition and measurement principles of APB 25 and related Interpretations and, accordingly, recognized virtually no compensation expense for these stock options granted to employees. The following table illustrates the effect on earnings from continuing operations and earnings from continuing operations per share for the three and six-month periods ended June 30, 2005, if Gallagher had applied the fair value recognition provisions of SFAS 123 to all of its stock-based employee compensation (in millions, except per share data):

	Period ended June 30, 2005
	Three-month	Six-month
Earnings (loss) from continuing operations, as reported	$44.2	$(29.4)
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	1.5	3.2
Deduct: Total stock option-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2.4)	(4.9)

Pro forma earnings (loss) from continuing operations	$43.3	$(31.1)

Basic earnings (loss) from continuing operations per share—pro forma	$.46	$(.33)
Diluted earnings (loss) from continuing operations per share—pro forma	.45	(.33)

For purposes of the pro forma disclosures above and for the expense recognition in 2006 and 2005, the estimated fair values of the stock option grants are amortized to expense over the options’ expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions, which were derived from Gallagher’s historical stock option data:

	2006	2005
Expected dividend yield	3.0%	3.0%
Expected risk-free interest rate	4.9%	4.0%
Volatility	26.0%	26.5%
Expected life (in years)	6.6	6.7

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. The use of option valuation models requires the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher’s employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options. The weighted average fair value per option for all options granted during the six-month periods ended June 30, 2006 and 2005, as determined on the grant date using the Black-Scholes option valuation model, was $7.02 and $6.58, respectively.

Mr. Rosenberg

August 4, 2006

The following is a summary of Gallagher’s stock option activity for 2006 and related information (in millions, except exercise price and contractual term data):

	Six-month period ended June 30, 2006
	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Beginning balance	16.6	$23.82
Granted	0.3	27.95
Exercised	(1.1)	10.94
Forfeited or canceled	(0.2)	27.33

Ending balance	15.6	$24.66	6.49	$36.9

Exercisable at end of period	6.5	$22.88	1.96	$24.9

Ending vested and expected to vest options	15.2	$24.61	6.46	$36.6

Options with respect to 4.4 million shares were available for grant at June 30, 2006.

The total intrinsic value of options exercised during the six months ended June 30, 2006 and 2005, amounted to $17.3 million and $21.2 million, respectively. As of June 30, 2006, there was $56.0 million of total unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a weighted average period of approximately 6 years.

Other information regarding stock options outstanding and exercisable at June 30, 2006 is summarized as follows (in millions, except exercise price data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.11 - $18.50	2.7	3.00	$13.80	1.9	$13.36
18.97 - 24.90	4.0	6.41	23.88	1.7	23.71
24.99 - 27.17	2.7	5.96	26.49	1.4	26.41
27.21 - 28.80	2.6	8.99	27.31	0.3	27.37
28.86 - 30.09	2.7	7.90	29.45	0.7	29.54
30.30 - 36.94	0.9	7.36	32.85	0.5	33.30

$ 1.11 - $36.94	15.6	6.49	$24.66	6.5	$22.88

Mr. Rosenberg

August 4, 2006

As requested in your letter, Gallagher acknowledges the following:

•	Gallagher is responsible for the adequacy and accuracy of the disclosure made in the filings referenced above.

•	Staff comments or changes to the disclosures made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	Gallagher may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions or comments regarding this response.

Very truly yours,

/S/ DOUGLAS K. HOWELL
Douglas K. Howell Vice President and Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

[U.S. SECURITIES AND EXCHANGE

COMMISSION MCMXXXIV LOGO]

                DIVISION OF

    CORPORATION FINANCE

Via Facsimile and U.S. Mail

Mail Stop 6010

July 21, 2006

Mr. J. Patrick Gallagher, Jr.

President and Chief Executive Officer

Arthur J. Gallagher & Co.

Two Pierce Place

Itasca, IL. 60143-3141

Re:	Arthur J. Gallagher & Co.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Three Months Ended March 31, 2006
File No. 1-09761

Dear Mr. Gallagher:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3: Investments, page F-29

1. Please explain to us why the use of the installment sales method to account for the sale of partnership interests is appropriate. Please reference the authoritative literature you relied upon to support your accounting.

2. On page F-33 you disclose your settlement with Headwaters. Please provide us an analysis supporting your accounting of the $70 million payment to modify the existing license agreement to utilize Headwaters’ technology as a charge to

Mr. J. Patrick Gallagher, Jr.

Arthur J. Gallagher & Co.

July 21, 2006

operations as opposed to capitalizing it as an asset. In your response, also tell us your rights and obligations under the modification, and explain how this payment and the $50 million settlement were negotiated together or otherwise related and dependent on each other.

3. On page F-38 you disclose your $8.5 million investment gain related to assets impaired in the first quarter 2003. Please provide to us your basis for the reversal of the individual components. Please include in your explanation the reasons for initially recording the charge, clarification of whether these charges were other-then-temporary impairments or reserves, and the basis for recording the gain during 2005. Please reference the appropriate accounting literature you relied upon to record the gain.

Note 17: Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements, page 52

4. On page F-58 you disclose your $73.6 million charge for contingent commission issues. You indicate that you have accrued for legal costs incurred and to be incurred to resolve these matters. Please provide to us in a disclosure-type format your policy for the accrual of legal costs expected to be incurred in connection with loss contingencies. Please see EITF D-77.

Form 10-Q for the Quarter ended March 31. 2006

Financial Statements (Unaudited)

Notes to March 31, 2006 Consolidated Financial Statements (Unaudited)

Note 8: Stock Option-Based Compensation, page 18

5. Please provide to us in a disclosure-type format all the disclosures required by paragraphs 64-65, 84, and A240-242 of SFAS 123R. Please see SAB Topic 14:H.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who arc responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. J. Patrick Gallagher, Jr.

Arthur J. Gallagher & Co.

July 21, 2006

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/S/ JIM B. ROSENBERG
Jim B. Rosenberg Senior Assistant Chief Accountant